SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



Date: September 2, 2003                           File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes ________                          No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

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NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE

             BCI ANNOUNCES RESULTS OF CLAIMS IDENTIFICATION PROCESS

Montreal, Quebec, September 2, 2003: Bell Canada International Inc. ("BCI") announced today that the three-month claims identification period established in connection with BCI's Plan of Arrangement concluded on August 31, 2003. For claims from taxation authorities, the claims identification period concludes on September 30, 2003.

All material claims submitted relate to liabilities and contingent liabilities previously disclosed by BCI in its financial statements or other public disclosure documents, including contingent liabilities associated with the issuance of BCI common shares pursuant to BCI's Recapitalization Plan on February 15, 2002 and the implementation of BCI's Plan of Arrangement, as described below. A total of approximately 300 claims for approximately $19 million, excluding the claims described below and excluding claims for indemnification from directors and financial advisors relating to the ongoing class action lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures (the "6.75% Debenture Class Action"), were received by BCI's court-appointed Monitor. The merits of all claims submitted will be reviewed by BCI and the Monitor, and the Monitor will make a report to the Ontario Superior Court of Justice (the "Court") upon completion of such review. BCI believes that a significant portion of the $19 million amount relates to claims that are ineligible or overstated and as such will not be realized at their submitted amounts.

The Caisse de depot et placement du Quebec ("CDP"), has filed a proof of claim with the Monitor and a Notice of Action in the Court in connection with CDP's former holdings of a portion of BCI's 6.5% convertible unsecured subordinated debentures. CDP is seeking up to $110 million in damages, together with interest and costs, against BCI, BCE Inc. and certain current and former members of BCI's board of directors. CDP's claim contains allegations that are substantially similar to those contained in the 6.75% Debenture Class Action. On February 15, 2002, BCI settled its obligations under both the 6.5% debentures and the 6.75% debentures through the issuance of common shares in accordance with BCI's Recapitalization Plan.

BCI is of the view that the allegations contained in the Notice of Action are without merit and intends to take all appropriate actions to vigorously defend its position. BCI and the other defendants have entered into discussions with CDP with respect to the procedure for the prosecution of its claim with regard to the 6.5% debentures, including the possible stay of prosecution of such claim until final disposition of the 6.75% Debenture Class Action.

In addition, Mr. Cameron Gillespie, a common shareholder of BCI, has filed a proof of claim with the Monitor and a lawsuit with the Court against BCI, BCE Inc. and certain current and former members of BCI's board of directors. This plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. This plaintiff's lawyer is the same lawyer representing Mr. Wilfred Shaw, who filed an amended statement of claim on June 27, 2003 after the Court dismissed Mr. Shaw's motion, based on his original statement of claim, for certification of his action as a class action. Except with regard to the identity of the plaintiff, Mr. Gillespie's statement of claim is substantially identical in all respects to Mr. Shaw's amended statement of claim, including the allegations made, the class of shareholders purported to be represented and the $1 billion in damages sought. As such, BCI is of the view that the filing of the Gillespie action does not increase BCI's potential liability beyond that relating to the initial filing of the Shaw action in September 2002. BCI is also of the view that the allegations contained in both such claims are frivolous and entirely without merit and intends to take all appropriate actions, including contesting the certification of both actions as a class action, in order to vigorously defend its position, and also intends to seek to recover its costs incurred as a result of the defence of these lawsuits.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BELL CANADA INTERNATIONAL INC.


Date: September 2, 2003             [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name: Graham E. Bagnall
                                    Title: Vice-President and Comptroller